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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2005
WASH., D.C. 213 SECTION

SEC FILE NUMBER
8-53667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4484 S Pecos Rd.
(No. and Street)

Las Vegas (City) NV (State) 89121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria S. Loob 702-734-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beadle McBride Evans + Reeves
(Name – *if individual, state last, first, middle name*)

2285 Renaissance #E (Address) Las Vegas (City) NV (State) 89119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria S. Loob, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin. Operations Prin.
Title

Notary Public


AMANDA STEVENS
Notary Public, State of Nevada
Appointment No. 02729371
My Appt. Expires Jan. 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USA SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2004

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF OPERATIONS	3
STATEMENTS OF CHANGES IN MEMBERS' EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO THE FINANCIAL STATEMENTS	6-7
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9

BEADLE, MCBRIDE, EVANS & REEVES, LLP
accountants and consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
USA Securities, LLC
Las Vegas, Nevada

We have audited the accompanying statements of financial condition of USA Securities, LLC as of December 31, 2004 and 2003, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Securities, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Las Vegas, Nevada
February 25, 2005

USA SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS	2004	2003
Current assets:		
Cash	$ 14,286	$ 11,155
Commissions receivable from affiliate	459,025	55,800
Prepaid expenses	6,102	7,888
Total current assets	479,413	74,843
Property and equipment, net	693	-
Other assets	2,090	460
	$ 482,196	$ 75,303

LIABILITIES and MEMBERS' EQUITY	2004	2003
Current liabilities:		
Accounts payable and accrued expenses	$ 23,678	$ 18,846
Total current liabilities	23,678	18,846
Commitments	-	-
Members' equity	458,518	56,457
	$ 482,196	$ 75,303

See Notes to Financial Statements

USA SECURITIES, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2004	2003
Revenues:		
Commissions	$ 1,359,575	$ 168,000
General and administrative expenses	957,514	159,638
Income from operations	402,061	8,362
Other income (expenses):	-	-
Net income	$ 402,061	$ 8,362

See Notes to Financial Statements

USA SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the years ended December 31,

		2004		2003
Beginning balance	$	56,457	$	8,095
Member contributions		-		40,000
Net income		402,061		8,362
Member distributions		-		-
Ending balance	$	458,518	$	56,457

See Notes to Financial Statements

USA SECURITIES, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2004	2003
Cash flows from operating activities:		
Commissions received	$ 956,350	$ 112,200
Cash paid to employees and vendors	(952,526)	(148,035)
Net cash provided (used in) operating activities	3,824	(35,835)
Cash flows from investing activities:		
Purchase of property and equipment	(693)	-
Net cash (used in) investing activities	(693)	-
Cash flows from financing activities:		
Member contributions	-	40,000
Net cash provided by financing activities	-	40,000
Increase in cash	3,131	4,165
Cash, beginning of year	11,155	6,990
Cash, end of year	$ 14,286	$ 11,155

The following is a reconciliation of net income to net cash provided by operations:

	2004	2003
Net income	$ 402,061	$ 8,362
Adjustments to reconcile net income to net cash used in operations:		
(Increase) in commissions receivable	(403,225)	(55,800)
(Increase) decrease in prepaid expenses	1,786	(6,568)
(Increase) in other assets	(1,630)	(460)
Increase in accounts payable and accrued expenses	4,832	18,631
Net cash provided by (used in) operating activities	$ 3,824	$ (35,835)

See Notes to Financial Statements

Note 1. Nature of business and summary of significant accounting policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business
USA Securities, LLC (the "Company") was organized March 3, 1999 as a Nevada limited liability company with a limited duration of twenty years from the date of the operating agreement. The Company is a registered broker-dealer under SEC Rule 15c3-1(a)(2)(vi) and is a member of the National Association of Securities Dealers (NASD). The Company is licensed to conduct limited securities business in California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Hawaii, Illinois, Indiana, Nevada, Oregon, Rhode Island, Utah, South Dakota, Delaware, Wisconsin and Wyoming. Investment products offered include Direct Participation Programs, Direct Participation Interests (for LLCs), Limited Partnerships, and Real Estate Syndications. Both public and private Direct Participation offerings are sold. The Company is involved only in primary offerings. All offerings are sold on a best-efforts basis, whereby the product subscription document and customer checks are promptly forwarded to the product sponsor. The Company does not hold customer funds or securities and operates pursuant to the exemptive provision of SEC Rule 15c3-3, k(2)(i).

Financial dependence and concentrations of credit risk
The Company was organized primarily to raise equity funds for an affiliate of the Company's co-managers, and to date, all of the Company's revenues have come from these activities. Conditions negative to the Company's affiliates or their operations would have a material adverse affect on the Company's financial condition, accordingly.

Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of footnote information at the date of the financial statements. Actual results could differ from those estimates.

Summary of accounting policies

Commissions
Commission revenues are accrued when earned, which is generally upon the acceptance of the investor as a participating member by the issuer.

Income taxes
The Company have elected to be taxed as a partnership. Income tax effects resulting from operations are pass through to the members individually and, accordingly, no provision for income taxes is included in the financial statement.

Fair value of financial instruments
The carrying amounts of financial instruments including cash, commissions receivable from affiliate, prepaid expenses, accounts payable and accrued expenses approximate fair value due to their short maturities.

Comprehensive income
There is no difference or reconciling items between net income and comprehensive income for the years ended December 31, 2004 and 2003.

Note 1. Nature of business and summary of significant accounting policies - *continued*

Advertising costs
Advertising costs are charged to expense and principally included in general and administrative expenses. The total advertising costs for the years ended December 31, 2004 and 2003 were approximately $64,000 and $6,700, respectively.

Note 2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $11,077, which was $6,077 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.14 to 1.

Note 3. Related party transactions

During the years ended December 31, 2004 and 2003, the Company raised approximately $43,975,000 and $5,600,000 of member equity funds for USA Capital First Trust Deed Fund, LLC, (the "Fund") an affiliate of the Company's co-managers.

During the years ended December 31, 2004, the Company raised approximately $1,360,000 of member equity funds for South Meadows Apartments, LLC, (the "South Meadows") an affiliate of the Company's co-managers.

During the years ended December 31, 2004 and 2003, the Company earned commission fees amounting to $1,359,575 and $168,000, respectively. These commissions fees related to raising member equity funds for USA Capital First Trust Deed Fund, LLC, and South Meadows Apartments, LLC are paid by the manager USA Capital Realty Advisors, LLC a company related by common management. At December 31, 2004 and 2003 approximately $460,000 and $55,800 of unpaid commission fees is included in the account commissions receivable from affiliate.

The Company has an agreement with USA Commercial Mortgage Company, a company affiliated with the Company's co-managers to provide for a monthly reimbursement of shared expenses amounting to $4,500. The agreement will be evaluated and modified every six months. During the years ended December 31, 2004 and 2003, the Company paid reimbursement expenses of approximately $58,000 and $4,200, respectively.

During the years ended December 31, 2004 and 2003, the Company made payments of approximately $63,000 and $13,500, respectively, for office and equipment leases used in its operations but were contracted by USA Commercial Mortgage Company, an affiliate of the Company's co-managers.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
USA Securities, LLC
Las Vegas, Nevada

We have audited the accompanying financial statements of USA Securities, LLC as of December 31, 2004, and have issued our report thereon dated February 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Las Vegas, Nevada
February 25, 2005

SCHEDULE I

USA SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Net capital:	
Total members' equity	$ 458,518
Deductions:	
CRD deposit	(740)
Commission receivable excess of off-setting payable	(437,816)
Furniture and fixtures	(693)
Prepaid expenses	(6,102)
Other asset	(2,090)
Net capital	$ 11,077
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 23,678
Total aggregate indebtedness	$ 23,678
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 1,578
Excess net capital at 1,500 percent	$ 9,499
Excess net capital at 1,000 percent	$ 8,710
Ratio: Aggregate indebtedness to net capital	2.14 to 1
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report:	$ 11,074
Audit adjustments to net worth	3
Net capital per above	$ 11,077